Exhibit (a)(1)(C)

NOTICE OF WITHDRAWAL

If you wish to withdraw your Letter of Transmittal and Stock Appreciation Rights Agreement Signature Page previously submitted to NuVox, Inc. (the “Company”), in connection with the Company’s offer to exchange outstanding options to purchase common stock (the “Options”) for stock appreciation rights (the “SARs”) to be granted under the Company’s 2002 Incentive Stock Plan (the “Offer”), you must: complete this form, sign it, and deliver it to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com, as soon as possible, but in any event, for receipt before 5:00 p.m., Central Standard Time, on February 13, 2003. The method of delivery is at the participant's option, risk and expense. Please allow sufficient time to ensure that the Company receives the Notice of Withdrawal by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003.

I hereby notify the Company that I withdraw my Letter of Transmittal and Stock Appreciation Rights Agreement Signature Page which I have previously submitted pursuant to the Offer. I understand that, as a result of such withdrawal, I will not receive any SARs, and I will keep my current Option(s), which will continue to be governed by the stock option agreement(s) and stock option plan(s) under which they were granted.

I understand that all questions as to the validity, form, eligibility (including time of receipt) of this Notice of Withdrawal will be determined by the Company in its sole discretion, which determinations shall be final and binding on all parties. The Company’s interpretation of the terms and conditions of the Offer will also be final and binding on all parties. No Notice of Withdrawal will be deemed to be properly made until all defects and irregularities have been cured or waived by the Company. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in any Notice of Withdrawal, and no person will incur any liability for giving or failing to give any such notice.

I have completed and signed the following exactly as my name appears on the Annex A to the Stock Appreciation Rights Agreement provided to me by the Company.

Date:	, 2003
Signature of Option Holder
Name: Tax I.D./Social Security No.

Please note that you may again elect to exchange your eligible options only by submitting a new Letter of Transmittal and Stock Appreciation Rights Agreement Signature Page prior to 5:00 p.m., Central Standard Time, on February 13, 2003.

If you have questions, you may contact Shareholder Relations at ShareholderRelations@NuVox.com